UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CTC Media, Inc.
File No. 000-52003 - CF#21651

_____

CTC Media, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2008.

Based on representations by CTC Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.57.1	through December 31, 2010
Exhibit 10.63	through February 28, 2011
Exhibit 10.64	through February 28, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel

PUBLIC SERVICE LIST

Heidi B. Treiber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Public Reference
Mail Stop 2521-SP1
Securities and Exchange Commission
Washington, D.C. 20549